EXHIBIT 4(b)(xx)

[LLOYDS TSB LOGO]	25 Gresham Street London EC2V 7HN Telephone: 020 7356 1043 Facsimile: 020 7356 1038 Email: alastair.michie@lloydstsb.co.uk Alastair J Michie Company Secretary

STRICTLY PRIVATE AND CONFIDENTIAL

Lord Leitch

14th September, 2005

Dear Sandy,

DIRECTORSHIP

I am delighted that your appointment to the Lloyds TSB Group plc and Lloyds TSB Bank plc boards from 1st October, 2005 has been confirmed. The two boards meet simultaneously.

You have also been appointed a member of the audit committee and your appointment to the Scottish Widows board will be arranged in due course.

We have already notified you that the Financial Services Authority have cleared your application for approved person/directorship status. In that regard, directors must inform the FSA of any significant changes in their personal circumstances which may have an impact on their status as approved persons/directors.

Any future changes, including any which might affect your position as an independent non-executive director or constitute a conflict of interests should, therefore, be routed through me, please.

You will see from the items in the folder which I sent you on 29th July, that non-executive directors are appointed for specified terms, with the initial term not exceeding three years subject to the provisions of the Companies Act 1985 and the articles of association, including those relating to election/re-election by the shareholders at annual general meetings. A further term would be appropriate, if you and the board were to agree in due course.

An indication of the amount of time non-executive directors are expected to devote to the company’s affairs is outlined in one of the papers in your folder and I enclose a further copy for ease of reference, with an updated note of dates of meetings for the remainder of 2005, 2006 and 2007. By accepting these appointments you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. We should, therefore, be grateful if you would seek the agreement of the chairman before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the company.

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN

There is also information in the folder about the role, duties and responsibilities of directors, as well as details regarding fees for board and committee membership.

Other information included in the folder relates to the review process for directors’ performance; directors’ and officers’ liability insurance; taking independent professional advice at the company’s expense; and board committees. With regard to the directors’ and officers’ liability insurance, the following statement was sent to all directors in July 2004 and applies equally to you:-

“At the board meeting in June 2004, it was agreed that the Secretary should write to directors in the following terms:

In consideration of your agreeing to continue on the two boards, you will have the benefit of any indemnity for directors contained in the articles of association of Lloyds TSB Bank plc and/or Lloyds TSB Group plc and of any directors’ and officers’ insurance cover maintained from time to time by either of them (but this shall not oblige either of them to maintain any such cover either at all, or on current terms).

The administration of any directors’ and officers’ insurance is carried out by the Insurable Risks Department, which will provide details of current cover upon request.”

Details about the induction arrangements for new directors are given in the folder. If you think it would be helpful, I am available to discuss corporate governance and directors’ duties.

Directors are encouraged to hold shares in the company and unless you already have a shareholding, you may wish to buy some, so that it appears in the report and accounts, at the end of the year, that you have a stake in Lloyds TSB Group. Details of the procedure for dealing in shares are set out in the folder, together with explanatory notes on the code of market conduct/model code.

I am sorry about the formality of this letter, which is designed to be publicly available, to meet corporate governance requirements.

I hope that you will not hesitate to contact me for assistance in any matters during the term of your directorship.

With kind regards and best wishes

Yours sincerely,

/s/ Alastair Michie

A.J. Michie
Company Secretary
Lloyds TSB Group plc and
Lloyds TSB Bank plc

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN